Filed pursuant to 424(b)(3)

Registration Statement No. 333-279800

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated July 1, 2024)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 200,000 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated July 1, 2024, as supplemented (the “Prospectus”), relating to the resale, from time to time of up to 200,000 ordinary shares (post-reverse stock split) of the Company, $0.165 par value per share (“Ordinary Shares”), by Generating Alpha, Ltd., a Saint Kitts and Nevis company (“Alpha”). The ordinary shares included in the Prospectus consist of ordinary shares that we may, in our discretion, elect to issue and sell to Alpha, from time to time after the three month anniversary of the date of the Prospectus, pursuant to a Stock Purchase Agreement we entered into with Alpha on April 19, 2024 (the “SPA”), in which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information set forth below and contained in our Report on Form 6-K, which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On July 25, 2024, the closing price of our Ordinary Shares was $4.37.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 14 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 10, 2024 (the “Effective Date”), SMX (Security Matters) Public Limited Company (the “Company”) entered into a Letter of Intent (the “LOI”) with PMB Partners, LP (PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Pursuant to the LOI:

●	The existing indebtedness SMX owes to PMB shall be $1.3 million (the “Total Outstanding Debt”), and shall be reorganized so that:

○	$800,000 of which will be evidenced by a new convertible promissory note (the “Convertible Note”) that (i) would be subject to 15% interest (20% default interest), (ii) would have a maturity date of December 31, 2024, (iii) would be subject to a mandatory prepayment provision from the proceeds of any raising of debt or equity in an amount equal to or in excess of $10,000,000 in the aggregate in one or more occasions from the Effective Date, (iv) may be converted at the election of the Company into up to approximately 76,190 (originally 5,714,285, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company at a conversion price per share of $10.50 (originally $0.14, before taking into account the Company’s recent 75:1 reverse stock split) and (v) is subject to conversion limitations so that PMB shall not own in excess of 19.7% of voting power of the Company; and
○	$500,000 of which will be evidenced by a new promissory note (the “Note”) that (i) would be subject to 15% interest (20% default interest), (ii) would have a maturity date of December 31, 2024 and (iii) would be subject to certain tax gross-ups of up to $35,000; and
○	The Company’s subsidiaries Security Matters PTY, Ltd and Security Matters Limited will execute the Promissory Note and the Note as co-obligors and/or joint and several guarantors.

●	PMB will exchange the 11,833 shares it owns in True Gold Consortium Pty Ltd (“TrueGold”), a majority-owned subsidiary of the Company, for approximately 29,115 (originally 2,183,682, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company (the “TrueGold Exchange Shares”).
●	The Company issued approximately 51,809 (originally 3,885,715, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company as consideration for PMB entering into the LOI, irrevocably waiving certain clawback rights held by PMB as of the Effective Date and releasing a pledge of shares issued by TrueGold as collateral for the payment in full of the Total Outstanding Debt (the “Consideration Shares”).

The Company agreed to register for resale all of the Ordinary Shares issued or issuable to PMB pursuant to the LOI.

Pursuant to the LOI, the Company and PMB agree to negotiate in good faith the drafting and execution of the Convertible Note, the Note and any and all other ancillary documents, contracts, or agreements to give effect to the terms of the LOI not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”), which shall be executed no later than 30 days from the Effective Date. In the case that the Definitive Agreements are not so signed and/or the registration statement to register the Ordinary Shares for resale is not filed as provided for in the LOI, subject to certain exceptions, the Company shall pay to PMB a fee in the amount of $500 per day as liquidated damages, until the date of the execution of the Definitive Agreements. This amount shall be added to the outstanding interest and fees and shall be included in the Note.

The LOI provides that PMB shall not vote its Ordinary Shares upon certain events as specific in the LOI, through December 31, 2025.

The Consideration Shares were, and the Note, the Convertible Note, the Ordinary Shares underlying the Convertible Note and the TrueGold Exchange Shares will be, issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the issuance thereof have not been and will not been registered under the Securities Act or applicable state securities laws. Accordingly, the Consideration Shares, the Note, the Convertible Note, the Ordinary Shares underlying the Convertible Note and the TrueGold Exchange Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the LOI and the terms of the LOI and the Promissory Note and the Note, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
10.1	Letter of Intent dated July 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

Exhibit 10.1

SMX (Security Matters) PLC

L E T T E R O F I N T E N T

Strictly Confidential

July 10, 2024

Alberto Morales

PMB Partners, LP

Dear Mr. Morales:

Ref:	Letter of Intent regarding the execution of Various Transactions.

Dear Mr. Morales,

This is to confirm that SMX (Security Matters) PLC an Irish company with registered number 722009, having its registered office at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 (“SMX”), Security Matters PTY, Ltd. a privately owned company, incorporated under the laws of Australia, with corporate number ACN 626 192 998 have agreed with PMB Partners, LP a limited partnership incorporated under the laws of Ontario, Canada with domicile in 22 Adelaide Street West, Suite 3400, Toronto, Ontario, Canada, M5H 4ES (“PMB”) to enter into a series of transactions, as defined herein, the outcome of which results in the issue by SMX of a total of up to 11,783,682 freely tradable (subject to Section 4(c) below) ordinary shares of US$0.0022 nominal value each comprising part of SMX’s authorized but unissued share capital (the “Ordinary Shares”) to PMB without payment of any further consideration other than (where required) the nominal value thereof by PMB (the “Total Shares”), as set forth herein below:

(i) the restructuring of the total amount of US$1,300,000 (the “Total Outstanding Debt” as further defined) currently owed by SMX to PMB as specifically stated herein below,

(a)	a conversion of a portion of the Total Outstanding Debt of up to US$800,000 into 5,714,285 Ordinary Shares (out of the Total Shares), in accordance with a Convertible Note (as further defined) and with Section 2 (i) below, and

(b)	the issuance of a New Note (as further defined) in the amount of US$500,000 (plus any expenses incurred as set forth herein below), in accordance with Section 2 (ii) below.

(ii) the exchange of 11,833 shares owned by PMB in True Gold Consortium Pty Ltd (“True Gold”), an affiliate of SMX, for 2,183,682 Ordinary Shares (out of the Total Shares) issued to PMB in accordance with Section 3 below (the “Exchanged Shares”), and

(iii) the issuance by SMX of 3,885,715 Ordinary Shares out of the Total Shares (the “Additional Shares”) as further defined in accordance with Section 1 below.

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all of which will be in accordance with the terms and conditions of this Letter of Intent (the “Letter of Intent”) and/or the Definitive Agreements (and collectively referred to herein as the “Transactions”).

In accordance with the foregoing, the parties have agreed to execute this Letter of Intent setting forth the terms and conditions upon which the parties hereto intend to negotiate in good faith the execution of the various agreements (the “Definitive Agreements” as shall be further defined) for the Transactions as set forth herein (it being understood that the below further expands on paragraphs (i) – (iii) above and are not separate and distinct obligations).

1.	Issuance of Additional Shares owed to PMB.

Based on previous agreements by means of which PMB made a US$500,000 investment in the equity of SMX whereby the parties agreed to certain claw-back rights in favor of PMB, in consideration for PMB (i) entering into the transactions set forth in this Letter of Intent, (ii) irrevocably waiving such claw-back rights effective on and as of the date of this Letter of Intent, and (iii) the release of the pledge of shares issued by True Gold as collateral for the payment in full of the Total Outstanding Debt, SMX has agreed to issue to PMB the 3,885,715 Additional Shares out of the Total Shares at no additional consideration to PMB save, to the extent required by applicable Irish law, for the payment by PMB of the nominal value of US$0.0022 for each of such Ordinary Shares.

SMX agrees to issue and deliver to PMB the Additional Shares promptly after the execution of this Letter of Intent.

For the issuance and delivery of the abovementioned Additional Shares, this Letter of Intent shall have the effects of a subscription agreement for SMX and PMB and will be subject to the terms in Appendix “A” of this Letter of Intent.

2.	Outstanding Debt payable to PMB.

On November 27, 2022, SMX entered into a Senior Secured Promissory Note, as amended by the First Amendment to the Secured Promissory Note dated March 05, 2023, between PMB and SMX whereby PMB loaned to SMX the principal amount of US$1,000,000 (the “Loan Agreement”). As of the date hereof such principal amount under the Loan Agreement has not been paid and is due and payable in full to PMB (the “Outstanding Debt”). In addition to the Outstanding Debt, the parties had also agreed that the outstanding amount of all interest and fees owed to PMB under the Loan Agreement has been agreed and set to US$300,000 (the “Outstanding Interest and Fees”, collectively with the Outstanding Debt, the “Total Outstanding Debt”).

SMX and PMB are agreeing to restructure the Total Outstanding Debt as set forth above and as follows:

(i)	SMX (Security Matters) PLC will execute a Convertible Note (the “Convertible Note”) in favor of PMB in the amount of US$800,000 under the following terms and conditions:

a.	Ordinary interest at 15%.

b.	Penalty interest at 20% if an event of default occurs as defined in the Convertible Note.

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c.	Date of Maturity: December 31, 2024.

d.	The Convertible Note will also provide (i) standard and customary protection provisions for acceleration of the debt in the event of any bankruptcy, insolvency or reorganization if the Convertible Note is not converted, (ii) representations, warranties and/or covenants customary to these types of transactions at PMB’s satisfaction, (iii) a mandatory prepayment provision to be repaid immediately “in full” in principal plus interest from the proceeds of any raising of debt or equity in an amount equal to or in excess of US$10,000,000 in the aggregate in one or more occasions from the date hereof, (iv) a pari passu covenant that this debt will not have a lower priority of payment than any other debt of SMX outstanding as of the date of execution of the Convertible Note and as of conversion date, (v) if SMX elects to exercise its conversion right (which it may only do if it is not in default under any of the Definitive Agreements) by the issuance of up to 5,714,285 Ordinary Shares (out of the Total Shares) to PMB, as per the terms described herein below.

e.	In the event that SMX decides to exercise its conversion rights under the Convertible Note it will be subject to the following: (i) the conversion rate shall be at a price per share of US$0.14 in either one or more tranches prior to Maturity Date, (ii) SMX shall not be entitled to exercise conversion rights that will cause PMB to hold shares conferring in excess of 19.7% of the total of all votes capable of being cast in a general meeting of SMX at any time when conversion is intended to be exercised, (iii) in the notice to exercise any conversion rights under the Convertible Note, SMX shall provide a Secretary Certificate that the total shareholdings of PMB will not cause PMB to hold shares conferring in excess of 19.7% of the total of all votes capable of being cast in a general meeting of SMX after giving proforma compliance to the requested conversion, (iv) the amount to be converted shall first apply to accrued interest and then to principal owed, and (v) the balance of the non-converted amount will remain outstanding and payable under the terms of the Convertible Note until the Maturity Date.

f.	Security Matters PTY, Ltd and Security Matters Limited will execute the Convertible Note as co-obligors and/or joint and several guarantors.

(ii)	SMX (Security Matters) PLC will execute a new Note (the “New Note”) to PMB in the amount of US$500,000 under the following terms and conditions:

a.	Ordinary interest at 15%.

b.	Penalty interest at 20% if an event of default occurs as defined in the Convertible Note.

c.	Date of Maturity: December 31, 2024.

d.	The New Note will also provide (i) standard and customary protection provisions for acceleration of the debt in the event of any bankruptcy, insolvency or reorganization, (ii) representations, warranties and/or covenants customary to these types of transactions at PMB’s satisfaction, (iii) a pari passu covenant that this debt will not have a lower priority of payment than any other debt of SMX outstanding as of the date of execution of the New Note, and (iv) any adverse tax in consequence of the Transactions to be incurred by PMB for the formalization and execution of this Letter of Intent and/or the Definitive Agreements will be added to the principal amount of the New Note, up to the amount of US$35,000.

e.	Security Matters PTY, Ltd and Security Matters Limited will execute the New Note as co-obligors and/or joint and several guarantors.

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3.	Shares Exchange.

The parties agree to formalize an exchange of shares whereby PMB will exchange 11,833 shares that PMB owns in True Gold for 2,183,682 Ordinary Shares (the Exchanged Shares).

SMX agrees to negotiate in good faith for the drafting and execution of a share exchange agreement between SMX and PMB in accordance with the appropriate advice and recommendation of corporate and tax local counsel in Canada, Australia and Ireland to formalize this share exchange to PMB as set forth herein (the “Share Exchange Agreement”).

4.	Drafting and Execution of the Definitive Agreements, issuance of shares.

SMX hereby agree to negotiate in good faith the drafting and execution of the Subscription Agreement, the Convertible Note, the New Note, the Share Exchange Agreement, the repricing of the warrants, and any and all other ancillary documents, contracts, or agreements, at PMB’s satisfaction, to give pro forma compliance to this Letter of Intent, in accordance with the recommendations of local Australian, Irish, Canadian, and United States legal and tax advisors (the “Definitive Agreements”).

Notwithstanding anything to the contrary in this document or elsewhere:

a.	PMB hereby agrees to the non-voting undertaking to participate in any offer or takeover transaction not recommended by the board of directors of SMX, and other matters, as set out in Appendix “A”.

b.	SMX hereby agrees to issue and deliver the applicable Total Shares to PMB as provided for in this Letter of Intent, as the case may be, promptly after the date of execution of this Letter of Intent or the applicable Definitive Agreements, or as provided in the Convertible Note in accordance with its terms. SMX shall provide upon execution of this Letter of Intent, evidence to PMB of all internal board resolutions and/or any other corporate action taken for approval of the Transactions.

c.	SMX shall file a registration statement to cause all shares issued by SMX under this Letter of Intent to be fully tradeable, upon the first opportunity that it files a registration statement to which such issuance can be added, but in any event no later than 30 days from the date hereof, and deliver to PMB details of the shares issued (and the term “fully” or “freely” “tradeable” anywhere in this document shall be subject to this subsection c).

d.	PMB represents and warrants to SMX that neither PMB nor any entity controlled directly or indirectly by PMB has other receivables arising from monies borrowed by SMX from PMB (or any of its direct or indirect subsidiaries) other than as stipulated in Section 2 above, and has the full right and power to enter into this Letter of Intent and the Definitive Agreements and perform the terms and conditions specified herein.

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e.	Nothing herein shall change any right of PMB under any warrant issued to it.

f.	SMX hereby represents and warrants to PMB, that SMX (i) has the corporate power and authority to execute and deliver this Letter of Intent and the Definitive Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate all the Transactions contemplated hereby; (ii) the execution, delivery and performance by SMX of this Letter of Intent and the Definitive Agreements to which it will be a party and the consummation of the Transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and therefore does not conflict with or violate the certificate of incorporation or bylaws or any other contractual obligations of SMX, nor any other applicable law, (iii) the Total Shares, as, if and when issued, will be duly authorized and legally and validly issued and be issued without violation of any pre-emptive or similar rights of any third-party arising by law or contract, and (iv) the individual signing this Letter of Intent on behalf of SMX is duly authorized to sign this Letter of Intent and the Definitive Agreements, and to perform all obligations contained herein.

6.	Further assurances of SMX.

SMX agrees and undertakes to provide to PMB all documents and information related to the abovementioned Transactions reasonably requested by PMB, including without limitation, full details of the issued and outstanding share capital of SMX and all options, warrants or other contracts or commitments which would or could give rise to any obligation to issue any shares, shares certificates, warrants, titles, and notes, and shall also provide any accounting records or information required to give proforma compliance to any tax obligation which may arise from the Transactions as it may be applicable to SMX and/or PMB prior to the execution of the Definitive Agreements, and shall execute any and all documents and agreements to give proforma compliance to its obligations under this Letter of Intent and the Definitive Agreements; provided, however, that the only information or deliverables SMX needs to disclose hereunder shall be publicly available information, unless such information is required by PMB for the calculation and payment of any taxes payable by PMB under any of the Transactions, as set forth above and in any such case PMB agrees to keep such information confidential.

7.	Term.

This Letter of Intent shall be effective from the date of its execution and shall remain in full force and effect until the execution of the Definitive Agreements, which shall be executed no later than 30 days from the execution of this Letter of Intent.

In the case that the Definitive Agreements are not signed due to delays, omissions or deficiencies by SMX within 30 days from the execution of this Letter of Intent and/or the registration statement is not filed as provided for in Section 4(c) above, unless any delay is directly caused by PMB or any person on its behalf or is due to any regulatory requirement (e.g. preapproval of SEC or other regulator, or for any legal or accounting advise form a third party, for any terms), SMX shall pay to PMB a fee in the amount of US$500 per day as liquidated damages per the delay, until the date of the execution of the Definitive Agreements. This amount shall be added to the Outstanding Interest and Fees and shall be included in the New Note.

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9.	Notices.

Any and all notices, invoices, documents and other information to be given by one of the parties to the other pursuant to this Letter of Intent shall be deemed sufficiently given on (a) the date immediately following the day on which the sender evidences as having personally deliver to the recipient at the address set forth herein or (b) on the date immediately following the day delivered by email provided that the sender send a confirming copy of notice on the same day by an internationally recognized overnight courier, at the recipient address as set forth below and by proof of reception. Such notices, to be valid, must be addressed as follows:

To PMB:

PMB Partners, LP

22 Adelaide Street West, Suite 3400

Toronto, Ontario, Canada.

M5H 4E3.

Attention: Alberto Morales

Email: amorales@centriumx.com

With a copy (which is not deemed notice but without which notice is not deemed to have been given) by email only to :

Melissa Terui

mterui@centriumx.com

and

Miriam Diaz de Leon

mdiaz@centriumx.com

To SMX:

Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6

Attention: Haggai Alon, CEO

Email: haggai@securitymattersltd.com

With a copy (which is not deemed notice but without which notice is not deemed to have been given) by email only to :

Doron Afik, Esq.

doron@afiklaw.com

Such notifications shall be considered effective for all legal purposes, the day following immediate receipt of any such notifications. The above addresses of each Party may be changed at any time by prior written notice to the other party with five (5) days in advance.

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10.	Enforceability.

This Letter of Intent is binding to the parties. If any provision of this Letter of Intent is held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, such provision shall be enforced to the maximum extent permissible, and the remaining provisions of this Letter of intent shall remain in full force and effect.

The parties agree to negotiate in good faith to replace any invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision that most closely approximates the original intent of the parties.

11.	Jurisdiction

This Letter of Intent, the Convertible Note and the New Note, and any documents related thereto, shall be governed by and construed in accordance with the applicable laws of New York, NY, without regard to its conflicts of laws principles, and the parties hereby submit themselves to the exclusive jurisdiction of the competent courts sitting in the Southern District of the City of New York, NY, should any controversy arise in its interpretation and/or performance.

The issuance by SMX (Security Matters) PLC of the Total Shares and their subscription by PMB, shall comply to the extent required by applicable law with the laws of Ireland and the applicable securities provisions in the United States, in the understanding that the Definitive Agreements, other than as set forth herein, shall be governed by the laws of New York, NY and fall under the jurisdiction of the competent courts sitting in the Southern District of the City of New York, NY, as set forth above.

12.	Expenses.

Unless otherwise agreed in this Letter of Intent, each Party shall pay its own expenses and costs in connection with this Letter of Intent, including, without limit, travel, attorneys’ fees and accounting fees.

13.	No Assignment.

This Letter of Intent, and any rights or obligations hereunder, shall not be assigned or transferred by either party without the prior written consent of the other party. Any attempted assignment or transfer in violation of this provision shall be null and void and of no force or effect.

14.	Reverse Stock Split.

The parties agree and understand that this Letter of Intent is being executed prior to the planned implementation of a 75:1 reverse split of the Ordinary Shares (the “Reverse Split”), which is expected to be implemented on July 15, 2024 (the “Effective Date”). Accordingly, (a) any of the Total Shares issued to PMB hereunder prior to the Effective Date (i.e., the Additional Shares) will be adjusted pursuant to the Reverse Split as of the Effective Date in accordance with its terms and (b) any of the Total Shares that may be issuable on or subsequent to the Effective Date and their respective purchase/conversion/exercise price, in all cases as set forth in this Letter of Intent and that are expected to be set forth in the Definitive Agreements, shall be proportionately adjusted to reflect the Reverse Split. By way of example and not limitation, after the Effective Date, the Convertible Note shall be convertible into 76,190 Ordinary Shares (5,714,285 / 75) and the conversion rate thereof shall be US$10.50 per Ordinary Share.

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If the aforementioned is satisfactory, sign the duplicate attached to this Letter of Intention in the appropriate space, and return it to us to the address set out above.

Sincerely,

Kind Regards,

SMX (Security Matters) PLC

/s/ Haggai Alon
[Name and signature]
Authorized Signatory

Security Matters PTY, Ltd.

/s/ Haggai Alon
[Name and signature]
Authorized Signatory

Accepted as of this 10th day of July 2024.

PMB Partners, LP

/s/ Alberto M.
Alberto J. Morales Martínez
Authorized Signatory

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APPENDIX “A”

ADDITIONAL UNDERTAKINGS OF SMX AND PMB

This Letter of Intent incorporates the following additional representations of SMX (Security Matters) PLC (“SMX” or “Company”) and undertakings of PMB Partners LP ( “PMB”):

A.	REPRESENTATIONS OF SMX:

(i)	Due Authorization and Validity. That the Letter of Intent and the Definitive Agreements, when executed, shall be legally binding and enforceable for the Company and has been approved and accepted by the Board of Directors of the Company.

(ii)	Organization and Good Standing. Company is a variable capital stock company duly incorporated and validly existing under the Laws of Ireland and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted.

(iii)	Authority and Enforceability. Company has all requisite power and authority to execute, deliver and perform its obligations under the Letter of Intent and the Definitive Agreements. The execution, delivery and performance of the Letter of Intent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on its part, and no other action on its part is necessary to authorize the execution, delivery or performance of this Letter of Intent.

(iv)	No Conflict. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) conflict with or breach its memorandum and articles of association, (b) violate any Law, Judgment or Governmental Authorization applicable to Company or any of its respective material properties or assets, or (c) require Company to obtain any Governmental Authorization, obtain any waiver of or make any filing or registration with any Governmental Authority or other person.

(v)	Governmental Consents and Filings. No consent, approval, order or authorization of, or registration or filing with, any Governmental Authority is required on the part of Company in connection with the consummation of the transactions contemplated hereby.

(vi)	SEC Documents. None of the reports, schedules, forms, statements and other documents required to be filed by SMX with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, for the two years preceding the date hereof (or such shorter period as SMX was required by law or regulation to file such material) (all of the foregoing filed prior to the date hereof, the “SEC Documents”), at the time they were filed with the SEC, contained any untrue statement of a fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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B.	UNDERTAKINGS OF PMB:

(i)	PMB shall undertake, for so long as the Company is not in breach of the Letter of Intent and/or any of the Definitive Agreements, and subject to that for a period ending on December 31, 2025:

i.	Not to participate in any transaction intended to result in the acquisition of control over the Company which is not recommended by the board of directors of the Company,

ii.	Subject as follows, to either abstain from voting or vote in favour of any resolution proposed at a general meeting which is recommended by the board of directors of the Company, subject to first obtaining a confirmation in terms satisfactory to PMB, at its sole discretion, from the Irish Takeover Panel that such undertaking shall not give rise of itself to a concert party relationship between PMB and any other parties and is not regarded by the Irish Takeover Panel of concert party activity between PMB and any other party. Each of the parties to use all reasonable endeavours to obtain such confirmation within 30 days after execution of this Letter of Intent. PMB agrees to give an undertaking of lesser scope than as specified in this clause to an extent that is not regarded by the Irish Takeover Panel as giving rise of itself to concert party activity between PMB and any other party.

iii.	In no event however will such undertaking apply to

1.	Disposal of any assets of the Company or the granting of any collateral interest on the assets of the Company in favour of any third-party obligation other than the Company (other than, if a vote is required, any transaction with Clearthink Capital or its affiliates),

2.	The de-listing of the Company’s shares in any stock exchange where it is currently trading or begins to trade from time to time,

3.	Any action that involves in any way any involuntary or voluntary insolvency or reorganization proceedings, and

4.	Any other matter, action or thing that Shareholder determines, acting reasonably, prejudices its interests (other than any vote regarding the election of directors)

iv.	Notwithstanding the December 31st, 2025 ending date, this voting undertaking shall cease to have any legal effects and automatically terminate upon the earlier of:

1.	As to any portion of the Total Shares sold by PMB at any stock exchange where the Company trades its shares in the public markets with respect to any number of those Total Shares sold,

2.	The date in which the Total Shares no longer represent more than 3.5% of the total issued and outstanding share capital of the Company,

3.	The date on which a change of control of the Company occurs or is deemed to have occurred. For the purposes hereof a “change of control” shall be deemed to have occurred (i) as defined in accordance with the rules and regulations of NASDAQ, or (ii) pursuant of any applicable laws of Ireland, or (iii) the Company for any reason appoints a new CEO or replaces more than two of its current members of the board of directors,

4.	The date in which the Company incurs in an event of default on its payment obligations under the New Note,

5.	The date in which a voluntary or involuntary petition is filed by or against the Company under any insolvency or bankruptcy or reorganization laws, rules, or regulations in any jurisdiction,

6.	The date in which the Company is de-listed from trading its shares in any stock exchange where it trades its shares,

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